Submission of Matters to a Vote of Shareholder

The Joint Meeting of Shareholders of First Trust Value Line(r) Dividend Fund, First Trust/Four Corners Senior Floating Rate Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust/Value Line(r) & Ibbotson Equity Allocation Fund, and First Trust/Four Corners Senior Floating Rate Income Fund II was held on September 12, 2005.

At the Annual Meeting the Fund's Board of Trustees, consisting of James A. Bowen, Niel B. Nielson, and Richard E. Erickson were elected by holders of Common and Preferred Shares voting together as a single class, to serve an additional one-year term. The number of votes cast for James A. Bowen was 21,905,036, the number of votes withheld was 210,514 and the number of abstentions was 3,161,218. The number of votes cast for Niel B. Nielson was 21,890,033, the number of votes withheld was 225,517 and the number of abstentions was 3,161,218. The number of votes cast for Richard E. Erickson was 21,905,005, the number of votes withheld was 210,545 and the number of abstentions was 3,161,218.

Also at the Annual Meeting of Shareholders of the Fund, two of the Fund's Board of Trustees, Thomas R. Kadlec and David M. Oster, were elected by the MMP Shares to serve an additional one-year term. The number of votes cast for each Trustee was 1,465, the number of votes withheld for each Trustee was 40 and the number of abstentions for each Trustee was 2,495.